Exhibit (a)(5)(xxv)

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy, #134180
Michael Goldberg, #188669
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160
E-mail: info@glancylaw.com

Attorneys for Plaintiffs and Proposed Class

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN FRANCISCO

FILED BY FAX
VERN MERCIER, Individually and On Behalf Of All Others Similarly Situated,	Case No.: CGC 08-477874

Plaintiff,	CLASS ACTION COMPLAINT

vs.	JURY TRIAL DEMANDED

GENENTECH, INC., ARTHUR D. LEVINSON, HERBERT W. BOYER, WILLIAM M. BURNS, ERICH HUNZIKER, JONATHAN K.C. KNOWLES, DEBRA L. REED and CHARLES A. SANDERS,

Defendants.
CLASS ACTION COMPLAINT - 1

     Plaintiff Vern Mercier, by his undersigned attorneys, for his class action complaint against defendants, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and/or other materials as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Genentech, Inc. (“Genentech” or the “Company”) and who are similarly situated, for compensatory damages and injunctive relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the consummation of a proposed merger, announced on July 21, 2008, whereby Roche Holding AG (“Roche” or the “Buyer”) will commence a tender offer to acquire all of Genentech’s outstanding shares of common stock for $89.00 per share in cash in a transaction valued at approximately $43.7 billion (the “Proposed Merger”). Alternatively, in the event that the Proposed Merger is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants to the Company’s shareholders.
     2. The Proposed Merger with Buyer and the acts of the defendants, as more particularly alleged herein, constitute a breach of the defendants’ fiduciary duties owed to Genentech’s public shareholders and a violation of applicable legal standards governing the defendants herein.
     3. Defendants’ acceptance of Buyer’s acquisition proposal at a grossly inadequate price will constitute a breach of the defendants’ fiduciary duty owed to Genentech’s stockholder to take all necessary steps to ensure that the stockholders receive the maximum value realizable for their shares of Genentech stock in a transaction effecting the change of corporate control.
PARTIES
     4. Plaintiff Vern Mercier, at all times relevant hereto, has been the owner of Genentech common stock.
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     5. Defendant Genentech is a corporation organized under the laws of Delaware, with its corporate headquarters located at 1 DNA Way, South San Francisco, California 94080-4990.
     6. Defendant Arthur D. Levinson (“Levinson”) was appointed Chairman of the Board of Directors (“Board”) in September 1999 and was elected Chief Executive Officer (“CEO”) and a director of the Company in July 1995.
     7. Defendant Herbert W. Boyer (“Boyer”), a founder of Genentech, has served as a director of the Company since 1976, until he resigned from the Board in June 1999 in connection with the redemption of the Company’s special common stock. Defendant Boyer was reelected to the Board in September 1999. Additionally, Defendant Boyer served as the Vice-President of the Company from 1976 to 1991.
     8. Defendant William M. Burns (“Burns”) has served as a director of Genentech since April 2004. Additionally, Defendant Burns is the CEO of the Pharmaceuticals Division of Roche and serves on the Corporate Executive Committee of Roche. Pursuant to an Affiliation Agreement, dated July 22, 1999 (the “Affiliation Agreement”) with Roche, Defendant Burns is a designee of Roche on the Board.
     9. Defendant Erich Hunziker (“Hunziker”) has served as a director of Genentech since April 2004. Additionally, Defendant Hunziker is the Chief Financial Officer of the Roche Group and serves on the Corporate Executive Committee of the Roche. Pursuant to the Affiliation Agreement, Defendant Hunziker is a designee of Roche on the Board.
     10. Defendant Jonathan K.C. Knowles (“Knowles”) has served as a director of Genentech since February 1998. Defendant Knowles is the Head of Global Research and Group Research of Roche and serves on the Corporate Executive Committee of the Roche. Pursuant to the Affiliation Agreement, Defendant Knowles is a designee of Roche on the Board.
     11. Defendant Debra L. Reed (“Reed”) has served as a director of Genentech since August 2005.
     12. Defendant Charles A. Sanders (“Sanders”) has served as a director of Genentech since August 1999. Additionally, Defendant Sanders was elected as the lead director of the Board in February 2003.
CLASS ACTION COMPLAINT - 3

     13. Defendants Levinson, Boyer, Burns, Hunziker, Knowles, Reed and Sanders are hereinafter referred to as the “Director Defendants.”
     14. The Director Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.
CLASS ACTION ALLEGATIONS
     15. Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of Genentech, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants who are threatened with injury arising from defendants’ actions as described more fully below (the “Class”).
     16. This action is properly maintainable as a class action.
     17. The Class is so numerous that joinder of all members is impracticable. As of July 21, 2008, Genentech had approximately 1.05 billion shares of common stock outstanding. The number and identities of the record holders of the Company’s securities can easily be determined from the stock transfer journals maintained by Genentech or its agents. The disposition of their claims in a class action will be of benefit to the parties and to the Court.
     18. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual class members prosecuting separate claims is remote.
     19. There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:
          (a) Whether Buyer’s acquisition price of $89.00 per share of common stock is grossly inadequate and provides value to Genentech’s shareholders below the fair or inherent value of the Company;

CLASS ACTION COMPLAINT - 4

          (b) Whether defendants have failed to take all reasonable steps necessary to ensure that Genentech’s stockholders receive the maximum value realizable for their shares of Genentech common stock in a transaction effecting the change of corporate control; and
          (c) Whether plaintiff and the other members of the Class would be irreparably damaged were the Proposed Merger complained of herein consummated.
     20. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.
     21. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.
SUBSTANTIVE ALLEGATIONS
     22. Genentech, founded in 1975, is a biotechnology company that engages in the discovery, development, manufacture, and commercialization of pharmaceutical products in the United States. The company sells its products to wholesalers, specialty distributors, or directly to hospital pharmacies.
     23. Genentech is 55.9% owned by Roche, a leading Swiss pharmaceutical company. Pursuant to the Affiliation Agreement and the Company’s bylaws, Roche is entitled to representation on the Board proportional to its ownership of Genentech’s common stock. Out of the seven members currently comprising the Board, three, namely Defendants Burns, Hunziker and Knowles, are designees of Roche.

CLASS ACTION COMPLAINT - 5

     24. On July 21, 2008, Genentech announced that it received a bid from Roche to buy the remainder of the Company it does not already own for $89.00 per share in cash in a transaction valued at approximately $43.7 billion.
     25. Although Genentech asserts on its corporate website that its Board adopted Principles of Corporate Governance designed to “enhance our ability to achieve Genentech’s goals, govern Genentech with high standards of integrity and increase stockholder value,” the proposed value of $89.00 per share to be paid to the members of the Class is unconscionable, unfair and inadequate and constitutes unfair dealing because, among other things, the intrinsic value of the Company’s stock is in excess of the $89.00 value, giving due consideration to the possibilities of growth and profitability of Genentech in light of its business, earnings and earnings power, present and future.
     26. On July 18, 2008, the last trading day before Genentech announced the Buyer’s acquisition proposal, shares of Genentech common stock closed at $81.82 per share on the New York Stock Exchange (the “NYSE”). Buyer’s acquisition price of $89.00 thereby represents premiums of approximately 8.8% of the trading price of Genentech stock. Such a meager premium can hardly be considered to be maximizing shareholder value for their shares of the Company stock.
     27. Genentech’s financial statements demonstrate how the Company has also been experiencing significant growth in revenue, placing its inherent value above the consideration being offered by the Proposed Merger. For instance, in its latest annual 10-K filing with the SEC, Genentech reported that its total operating revenue in 2007 was $11.7 billion, an increase of 26% from $9.28 billion in 2006, and reported that its net income in 2007 was $2.77 billion, an increase of 31% from $2.11 billion in 2006. The Company also reported that its product sales in 2007 were $9.44 billion, an increase of 24% from $7.64 billion in 2006, and the Company reported a 47% increase in royalty revenues, to $1.98 billion in 2007, from $1.35 billion in 2006.
     28. Indeed, the financial analysts have praised Genentech as being a highly attractive acquisition target. CNBC.com, in a July 21, 2008 article titled “Big Pharma is Scrambling to Buy More Biotech Firms” (“CNBC July 21, 2008 Article”) reported that American biotech companies in general and Genentech in particular, have recently become lucrative buys in view

CLASS ACTION COMPLAINT - 6

of increasing demand for so-called “large molecule” biotech drugs and the weakening dollar.
The CNBC July 21, 2008 Article provided in relevant part that:
Roche Holdings’ $43.7 billion bid to buy out the remainder of Genentech highlights drugmakers’ growing reliance on biotech products as conventional medicines are cannibalized by generics.
The deal would be the largest biotechnology acquisition ever, reflecting Genentech’s unrivalled position in cancer, and comes on the heels of a spat of big-ticket purchases.
Industry analysts expect more to follow.
“Big Pharma is looking to spread its wings and bolster its pipeline,” said Simon Friend, global pharmaceutical leader at PricewaterhouseCoopers.
“Just about every major drug company you talk to says they are devoting a much higher proportion of their own research and investment in stuff they are buying to biotech,” said Paul Diggle, an analyst at Nomura Code.
* * *
Drugmakers are scrambling to secure promising pipelines and technologies to ensure future growth as many of the world’s top conventional, or small molecule, drugs face patent loss over the next five years.
Biotech drugs look to be a better bet, with sales growing over 12.5% in 2007, more than double the rate of overall pharmaceutical sales, according to IMS Health.
U.S.-based Genentech’s cancer drug Avastin is widely expected to become the world’s biggest selling drug next decade, as its use expands into additional and earlier treatment settings.
Large molecule biotech drugs are also less exposed to generics, since they are much more complex to manufacture.
A weak dollar has increased the attraction of assets in the United States, which remains the centre of biotech research.
That, coupled with recent stock market turmoil, means some large overseas companies are scenting value.

CLASS ACTION COMPLAINT - 7

“Given the current economic environment, the valuation of a number of public biotech businesses is particularly attractive, so you may see a bubble of biotech M&A,” said Ian Oliver, a senior manager in the life sciences team at Ernst & Young.
(Emphasis added.)
     29. The CNBC July 21, 2008 article also reported that many financial analysts have noted that the Buyer’s offer for Genentech was underpriced.
The Swiss group is an unusual position as the majority owner of Genentech but, even so, it may need to put more cash on the table to win over the minority shareholders.
Its offer of $89 a share represents a premium of just 8.8 percent, which looks measly compared with an average 63 percent, according to Credit Suisse, for recent pharmaceutical buys of biotech companies.
Roche — whose option on Genentech’s pipeline products expires in 2015 — insists its offer is fair and generous but the market is betting on more, with Genentech shares rising 14 percent to just over $93 in early U.S. trade on Monday.
“Ultimately, we see an upward revision to $89 a share and view the initial offer as a first step,” said JP Morgan analyst Geoffrey Meacham.
Another risk is that Roche may lose top talent at Genentech by bringing the business fully into the Roche fold. (Emphasis added.)
     30. On the same day, MarketWatch, an online financial publication, in an article entitled “Roche bids $43.7 billion for rest of Genentech,” touted the expected long term growth of the Company:
...Genentech is still considered to possess one of the brighter product pipelines in the biotech industry, giving it one of the largest market capitalizations in the pharmaceutical industry.
On July 14, Genentech said second-quarter royalty revenue from overseas sales jumped 30% from last year to $629 million, due to higher sales and currency translations.
* * *

CLASS ACTION COMPLAINT - 8

Some analysts didn’t rule out the need for a sweetened offer. Societe Generale said in a note to clients that a higher bid may be needed to convince Genentech’s minority shareholders, considering that Roche didn’t hold discussions with Genentech’s management before making the offer and that Genentech’s share price hit $100 back in 2005.
* * *
Over the past decade Roche, which bought its controlling stake in Genentech in the early 1990s has grown increasingly dependent on the U.S. company’s stable of ground-breaking cancer drugs to boost profit (Emphasis added).
     31. Further, upon the announcement of Roche’s bid for Genentech, The Wall Street Journal, in an article entitled “Roche Offers to Buy Full Stake in Genentech” (the “July 21, 2008, WSJ article”) reported that the Proposed Merger could compromise the Company’s independence, considered essential to Genentech’s continued success with advancement of its biopharmaceutical products and technology, and thus the Company’s long-term growth and business prospects:
Buying the rest of Genentech would be an ambitious but risky move for Mr. Schwan, who took the reins of [Roche] in March. It would give Roche, which is based in Basel, full control of one of the world’s most productive biotech firms. But it could in some ways undermine the independence that both Roche and Genentech have always maintained is critical to Genentech’s success. That success has been crucial to development of the next generation of new medicines.
* * *
Roche has become increasingly dependent on Genentech’s stable of cancer drugs for both sales and profits in recent years. Drugs developed by Genentech contributed nearly a third of Roche’s total sales of 46.1 billion Swiss franks, or about $45 billion, in 2007.
Because several of Genentech’s products have near-monopoly positions in their respective markets, they command very high prices and are extremely profitable. Roche already consolidates Genentech sales in its profit-and-loss statements.
* * *
If Roche buys the rest of Genentech, a big question is what will become of the biotech company’s independence. ...

CLASS ACTION COMPLAINT - 9

When Roche first acquired the majority stake in Genentech, it prompted an exodus of many Genentech scientists, who left to set up other biotech companies, many in the San Francisco Bay Area. Anticipation that Roche would take the company over completely in 1999 put other scientists and executives on headhunters’ lists. (Emphasis added.)
     32. Accordingly, Buyer’s proposal is grossly unfair, inadequate and provides value to Genentech’s stockholders substantially below the fair or inherent value of the Company. Taking into account the current and historical values of Genentech stock, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Genentech is materially greater than the consideration contemplated by the Proposed Merger price.
     33. Acceptance of the Buyer’s offer would result in the Director Defendants’ failure to take all reasonable steps necessary to ensure that the Company’s stockholders would receive the maximum value realizable for their shares in any transaction effecting the change of corporate control. Specifically, the Director Defendants are duty bound to exercise their fiduciary responsibilities in the best interests of Genentech’s shareholders, including implementing a bidding mechanism to foster a fair auction of the Company to the highest bidder, or to sufficiently explore strategic alternatives that would maximize value to the plaintiff and the Class, instead of selling the Company at the bidding of its largest shareholder.
     34. The timing of Gentech’s sale indicates that the Buyer and its designees on the Board are financially incentivized to ensure that the Proposed Merger takes place. The July 21, 2008, WSJ article reported that:
Roche is generally viewed as one of the pharmaceutical industry’s best performers, though this year has been less promising. Roche said Monday that net profit attributable to shareholders fell to 4.82 billion francs in the six months ended June 30 from 4.82 billion franks in the year-earlier period. Net profit for the group fell to 5.73 billion francs from 5.86 billion franks.
Thus, the Proposed Merger, as a result of which Genentech, a dynamic and growing company, would become wholly owned by the Buyer, would boost Roche’s business at a time when it business is flailing.

CLASS ACTION COMPLAINT - 10

     35. If the Proposed Merger is consummated, plaintiff and the Class will be damaged. The Proposed Merger is wrongful, unfair, and will deny Genentech’s shareholders their right to share proportionately in the true value of the Company’s valuable assets, profitable business, and future growth in profits and earnings.
     36. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Genentech’s valuable assets and businesses, all to the irreparable harm of the Class.
     37. Plaintiff and the Class have no adequate remedy of law.
      WHEREFORE, plaintiff prays for judgment and relief as follows:
          (a) Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;
          (b) Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the Proposed Merger;
          (c) In the event the Merger is consummated, rescinding it and setting it aside;
          (d) Awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;
          (e) Awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff’s counsel and experts’ fees and expenses; and
          (f) Granting such other and further relief as may be just and proper.

Dated: July 24, 2008	Respectfully Submitted, GLANCY BINKOW & GOLDBERG LLP
	By:	/s/ Michael Goldberg
Michael Goldberg
Lionel Z. Glancy, 1801 Avenue of the Stars, Suite 311

CLASS ACTION COMPLAINT - 11

Los Angeles, CA 90067 Telephone: (310) 201-9150 Facsimile: (310) 201-9160 E-mail: info@glancylaw.com Attorneys for Plaintiffs and Proposed Class

CLASS ACTION COMPLAINT - 12

VERIFICATION
I, VERN MERCIER, hereby declare, under penalty of perjury, as follows:
     I am the Plaintiff in the above-captioned action. I have read the foregoing Complaint and authorized its filing. Based upon the investigation of my counsel, the allegations in the Complaint are true to the best of my knowledge, information and belief.

DATED:	7-23-08	/s/ Vern Mercier

Vern Mercier